March 30, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C., 20549

Attn: Edward M. Field and Geoffrey D. Kruczek

Re:	Edison Nation, Inc.
Registration Statement on Form S-1
Filed on February 12, 2020
File No. 333-236401

Dear Messrs. Kelly and Mr. Kruczek:

Edison Nation, Inc. (the “Company”) is in receipt of the above-captioned Comment Letter (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on February 12, 2020 (the “Registration Statement”). On behalf of the Company, we are responding to the comment provided by the staff (the “Staff”) of the Commission.

For convenience of reference, the Staff’s comment contained in the Comment Letter is reprinted below in italics, and is followed by the corresponding response. In connection herewith, the Company is filing an amendment (the “Amendment”) to the Registration Statement for the sole purpose of including as an exhibit to the Registration Statement: (i) the Company’s most recent amended and restated Articles of Incorporation (as discussed below), and (ii) our opinion covering the securities offered by the selling security holders originally identified in the Registration Statement. Capitalized terms used herein and not defined shall have the meaning given to such terms in the Registration Statement.

Article XIII of our Amended and Restated Articles of Incorporation designates the courts of the State of Nevada..., page 22

1.	We note that your exclusive forum provision identifies the courts of the state of Nevada as the sole and exclusive forum for some litigation, including “any derivative action or proceeding.” Revise the disclosure to make clear whether this provision applies to actions arising under the Securities Act or the Exchange Act. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or its rules and regulations, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or provision created by the Securities Act or its rules and regulations. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty on whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations. If this provision does not apply to actions arising under the Securities Act or the Exchange Act, ensure that the exclusive forum provision in your governing documents states this clearly, or tell us how you will inform investors in future filings, including an amendment to this registration statement, that the provision does not apply to any actions arising under the Securities Act or the Exchange Act.

Edison Nation, Inc.

March 30, 2020

RESPONSE: As reported in the Company’s Current Report on Form 8-K filed with the Commission on March 26, 2020, the Company filed a Certificate of Amendment with the Secretary of State of the State of Nevada amending and restating its Articles of Incorporation (the “Articles”), with the amended and restated Articles being included as an exhibit to such Current Report on Form 8-K. Based on the Staff’s input, the principal reason for the amendment and restatement of the Articles was to ensure that the exclusive forum provision set forth in Article XIII of the Articles is clearly written so as to be inapplicable to any action brought under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. Accordingly, the Amendment updates Item 16 of the Registration Statement to include the amended and restated Articles with the updated forum selection clause the Company believes is thus also responsive to the Staff’s comment, as an exhibit thereto.

* * *

Please feel free to contact me should there arise any questions with regard to the Staff’s review of the Amendment or the foregoing response to the Staff’s comment.

Sincerely,

/s/ Marc Adesso, Esq.

Waller Lansden Dortch & Davis, LLP

cc:	Christopher B. Ferguson
Chief Executive Officer and Chairman

Brett Vroman
Chief Financial Officer